

September 15, 2011

Via E-mail
John A. Bardis
Chief Executive Officer
MedAssets, Inc.
100 North Point Center East, Suite 200
Alpharetta, GA 30022

> **Re:** **MedAssets, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 001-33881**

Dear Mr. Bardis:

We have reviewed your letter dated September 1, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 18, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Fiscal Years Ended December 31, 2010 and 2009

Total Operating Expenses, page 54

1.   We note your response to prior comment 3. Please further explain what these percentages represent. As an example, please provide us with your computation of

selling and marketing expenses, excluding the impact of the Broadlane Acquisition, as a percentage of related net revenue for 2009 and 2010. In this regard, your response indicates that no revenues or expenses were excluded from the 2009 amounts. Therefore, explain why your discussion on page 55 indicates that this percentage would have been 11.9% for 2009, while the table on page 54 indicates that the percentage was 13.3% for 2009. Consider providing your computation within your discussion of results of operations for clarity.

Acquisition and integration-related expenses, page 55

2.   We note your response to prior comment 4 and the statement that you plan to file a Form 8-K addressing certain of our comments. Please tell us what consideration you have given to clarifying your disclosure related to prior comment 4 in this Form 8-K, to the extent the relevant section is included in such filing.

Use of Non-GAAP Financial Measures

Diluted Cash Earnings Per Share, page 80

3.   You propose in response to prior comment 6 to change the title of "Cash EPS" to a term that does not include the term "Cash," only after the Plan expires in 2012, in order to avoid confusion. Please consider instead using the alternative term immediately, noting parenthetically or in a footnote that the term was previously referred to as "Cash EPS" in your filings, in order to lessen the implication that it could be a liquidity measure.

4.   We note your response to prior comment 7 and the statement that you plan to file a Form 8-K addressing certain of our comments. Please tell us what consideration you have given to clarifying your disclosure related to prior comment 7 in this Form 8-K, to the extent this section is included in such filing.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Business Description and Basis of Presentation

Use of Estimates, page 7

5.   You indicate in response to prior comment 14 that acquired customer base assets have a weighted average amortization period of approximately five years. Please reconcile this to your disclosure on page F-23 of your Form 10-K for the fiscal year ended December 31, 2010 that the weighted average amortization period was 10 years.

John A. Bardis
MedAssets, Inc.
September 15, 2011
Page 3

Note 2. Recent Accounting Pronouncements

Revenue Recognition, page 8

6.   Your response to prior comment 15 addresses arrangements in which the fees were not
        fixed and determinable. As previously requested, please address the impact on
        arrangements in which you were unable to establish objective and reliable evidence of
        fair value for each element, causing the elements to be collapsed into a single unit of
        accounting, as noted from your disclosure on page F-14 of your Form 10-K for the fiscal
        year ended December 31, 2010. In this regard, pursuant to the accounting standards
        update for multiple-deliverable arrangements, the inability to establish objective and
        reliable evidence of fair value for each element no longer precludes accounting for the
        deliverables as separate units. Refer to ASC 605-25-25-5. As part of your response,
        explain the nature of these types of arrangements and describe each deliverable.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have
questions regarding comments on the financial statements and related matters. Please contact
Katherine Wray, Staff Attorney, at (202) 551-3483, Barbara C. Jacobs, Assistant Director, at
(202) 551-3735, or me at (202) 551-3226 with any other questions.

                                                Sincerely,

                                                /s/ Craig D. Wilson

                                                Craig D. Wilson
                                                Sr. Asst. Chief Accountant

cc: Via E-Mail
        Jonathan H. Glenn, Esq., MedAssets, Inc.
        Morgan Elwyn, Willkie Farr & Gallagher LLP